Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS IS AN ANNOUNCEMENT AND NOT AN OFFER TO SELL OR AN INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES NOR A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND INVESTORS OR PROSPECTIVE INVESTORS SHOULD NOT MAKE INVESTMENT DECISIONS ON THE BASIS OF ITS CONTENTS.

FOR IMMEDIATE RELEASE.

25 March 2024

Joint Stock Company Kaspi.kz

Cancellation of Listing of ADSs and Rule 144A GDRs

Joint Stock Company Kaspi.kz (LSE: KSPI in respect of the ADSs and LSE:80TE in respect of the Rule 144A GDRs) (“Kaspi.kz” or the “Company”), announces that, further to the Company’s announcement on 26 February 2024, the cancellation of listing of the ADSs and the Rule 144A GDRs was completed today, 25 March 2024.

Cancellation of listing of ADSs and Rule 144A GDRs

As noted in the Company’s announcement on 26 February 2024, the listing of the ADSs and the Rule 144A GDRs on the standard listing segment of the official list of the FCA (the “Official List”) and the admission to trading of the ADSs and the Rule 144A GDRs on the London Stock Exchange’s main market for listed securities (the “Main Market”) have been cancelled, in each case with effect from 8:00 a.m. on Monday, 25 March 2024.

Capitalised terms used but not defined in this announcement have the meanings given to them in the announcement by the Company on 26 February 2024.

The information contained in this announcement is deemed by the Company to constitute inside information for the purposes of Article 7 of the UK Market Abuse Regulation. By the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain. The person responsible for arranging for the release of this announcement on behalf of the Company is David Ferguson, Head of Investor Relations.

The LEI of Kaspi.kz is 2549003YU6FARG8OAZ13.